Exhibit (d)(1)(iii)

August 1, 2024

Voya Funds Trust

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Management Fee Waiver

Ladies and Gentlemen:

By this letter dated August 1, 2024, we have agreed to waive a portion of the management fee payable to us under the Amended and Restated Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC (“VIL”) and Voya Funds Trust (“VFT”), with respect to Voya Floating Rate Fund (the “Fund”), a series of VFT, in the amount of 0.02% per annum. By this letter, we agree to waive that fee for the period from August 1, 2024 through August 1, 2026.

VIL acknowledges that any fees waived during the term of this letter shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VFT.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

August 1, 2024

Please indicate your agreement to this reduction in fee for the aforementioned Fund by signing below where indicated.

Very sincerely,

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Funds Trust

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized